September 16, 2011

VIA EDGAR SUBMISSION

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Argentina S.A. Form 20-F for the fiscal year ended December 31, 2010 Filed June 29, 2011 File No. 1-13464

Dear Mr. Spirgel:

By letter dated September 1, 2011, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Telecom Argentina S.A.’s (“Telecom” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). In response to your comments, the Company provided responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type is a verbatim reproduction of the comments included in your letter. All references to page numbers in Telecom’s responses are to pages in the filed version of the 20 F.

Consolidated Income Statement, page F-5

1. We note that you present on the face of the Income Statement the subtotal “Operating income before D&A.” We believe that an operating measure is incomplete if it excludes items of an operating nature such as depreciation and amortization. Please revise the Income Statement to remove this line item or subtotal. Refer to paragraph BC 56 of IAS 1.

Response

The Company respectfully notes that, in accordance with paragraph 99 of IAS 1, Telecom elected to present expenses by nature. As such, the Company believes the subtotal “Operating income before D&A” can be easily understood and calculated by readers. Moreover, that subtotal is given no more prominence than the presentation of “Operating income” or “Net income”.  Conversely, Telecom’s Management acknowledges that presentation of “Operating income before D&A” on the face of the Income Statement would be problematic if the Company presented its expenses by function, as in that case it would not be possible to show depreciation and amortization as line items in arriving at “Operating income” (because depreciation and amortization are types of expense, not functions of the business).

The Company does not intend to exclude items clearly related to operations or non-cash charges from its “Operating income”. “Operating Income before D&A” is one of the most relevant performance measures used by Telecom’s Management for monitoring the Company’s profitability and financial position, both at segment and consolidated level. Consistently, Telecom’s Management is committed to share this accounting measure with the Company’s stakeholders. We understand that “Operating income before D&A” is an accounting measure not specifically defined under IFRS, as well as is not specifically defined the “Operating income (or loss)” subtotal, but in our opinion contributes to properly understand the composition of our operating results. In addition, “Operating income before D&A” is a measure commonly used by investment analysts, shareholders and other stakeholders. We note that certain European companies that prepare their financial statements according to IFRS as issued by the IASB present the subtotal “Operating income before D&A” in the face of the Income Statement in the form submitted to the national regulatory bodies. Also some entities often present subtotals on the face of their Income Statements in SEC filings that are relevant for their industry. For example, certain companies present the subtotal “Operating profit before movements in fair value of fuel derivatives” and “Operating income before loan losses” in the aircraft and financial industries, respectively.

We note that the “Operating income before D&A” measure is not only used for an understanding of the economic and financial performance of each Company´ segment but also as a measure of the performance at consolidated level. As such, its presentation is suitable and allowed in the face of the Income Statement according to our analysis of IFRS, which as it is known is based in principles more than rules.

According to paragraph 85 of IAS 1 an entity shall present additional subtotals in the Income Statement when such presentation is relevant to an understanding of the entity’s financial performance. These subtotal should help users evaluate past, present or future events or confirm or correct their past evaluations, as appropriate. In addition, IASB Framework recognises that financial statements should aim to meet the needs of investors who, it is assumed, have a reasonable knowledge of business and economic activities and accounting and are willing to study the information with reasonable diligence.

In accordance with paragraph BC56 of IAS 1 entities may elect to disclose the results of operating activities, or a similar line item, even though this term is not defined, provided they do not exclude items of an operating nature from the results of operating activities. Management must exercise judgment in determining whether additional line items or subtotals are necessary, subject to the overriding IAS 1 requirement to present information in a manner that provides relevant, reliable, comparable and understandable information.

Telecom’s Management believes that the presentation of the subtotal “Operating income before D&A” on the face of the Income Statement provides investors and financial analysts with appropriate information that is relevant to understanding the Company´s past, present and future performance. Further, Telecom’s Management does not believe that this affects the comparability of the Company’s accounting information between periods or with other companies. The Company respectfully informs the Staff that it believes the subtotal does not contradict paragraph BC 56 of IAS 1 because the subtotal has been appropriately labeled, its meaning is clear and it does not contradict the IFRS defined measures. Moreover, this disclosure does not alter the provisions of BC 56 of IAS 1 since the Company also presents immediately below the “Operating income” measure on the face of the Income Statement considering all items clearly related to operations (including depreciation and amortization).

However, the Company understands that care must be taken when including a subtotal measure in the Income Statement, as the definition of such measure may vary between entities and may impair comparability without clear disclosure. As such, if the Staff considers that including a definition of “Operating income before D&A” in the glossary of the financial statements could be helpful, the Company may include in future filings such definition. Also, if the Staff deems it appropriate, the Company may include an explanation in the notes to the financial statements regarding the reasons of Telecom’s Management for presenting the subtotal on the face of the Income Statement based on the arguments described in this letter.

* * *

In addition, as requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Marcelo F. Kozak or Adrián Calaza at 54-11-4968-3835 (tel), 54-11-4968-3274 (tel), 54-11-4313-0526 (fax) or by e-mail to mkozak@ta.telecom.com.ar or acalaza@ta.telecom.com.ar or pinsussa@ta.telecom.com.ar.

Very truly yours, /s/ Marcelo F. Kozak Marcelo F. Kozak Chief Accountant & SOX Compliance Officer